Exhibit 21.1

Subsidiaries of Registrant

Name	Percentage Ownership	State or Country of Organization
DeepGreen Metals ULC	100%	British Columbia, Canada
DeepGreen Engineering Pte. Ltd.	100%	Republic of Singapore
Nauru Ocean Resources Inc.	100%	Republic of Nauru
Tonga Offshore Mining Limited	100%	Kingdom of Tonga